Filed Pursuant to Rule 433

Registration No. 333-269836

February 19, 2025

Pricing Term Sheet

Johnson & Johnson

2.700% Notes due 2029

3.050% Notes due 2033

3.350% Notes due 2037

3.600% Notes due 2045

3.700% Notes due 2055

Issuer:	Johnson & Johnson

Trade Date:	February 19, 2025

Expected Settlement Date:*	February 26, 2025 (T+5)

Format:	SEC Registered

Security:	2.700% Notes due 2029	3.050% Notes due 2033	3.350% Notes due 2037	3.600% Notes due 2045	3.700% Notes due 2055

Size:	€600,000,000	€700,000,000	€1,000,000,000	€700,000,000	€1,000,000,000

Maturity Date:	February 26, 2029	February 26, 2033	February 26, 2037	February 26, 2045	February 26, 2055

Coupon:	2.700%	3.050%	3.350%	3.600%	3.700%

Interest Payment Date:	Annually on February 26, beginning on February 26, 2026	Annually on February 26, beginning on February 26, 2026	Annually on February 26, beginning on February 26, 2026	Annually on February 26, beginning on February 26, 2026	Annually on February 26, beginning on February 26, 2026

Price to Public:	99.854%	99.776%	99.883%	99.593%	99.892%

Underwriting Discount:	0.300%	0.400%	0.450%	0.625%	0.750%

Spread to Mid-Swap:	40 bps	65 bps	85 bps	113 bps	138 bps

Mid-Swap Rate:	2.339%	2.432%	2.512%	2.499%	2.326%

Yield to Maturity:	2.739%	3.082%	3.362%	3.629%	3.706%

Benchmark Security:	DBR 0.250% due February 15, 2029	DBR 2.300% due February 15, 2033	DBR 4.000% due January 4, 2037	DBR 2.500% due July 4, 2044	DBR 2.500% due August 15, 2054

Benchmark Security Price and Yield:	€92.67 / 2.192%	€98.93 / 2.449%	€113.46 / 2.662%	€95.53 / 2.802%	€93.81 / 2.810%

Spread to Benchmark Security:	54.7 bps	63.3 bps	70.0 bps	82.7 bps	89.6 bps

Make-Whole Call:	Comparable Government Bond Rate plus 10 bps	Comparable Government Bond Rate plus 10 bps	Comparable Government Bond Rate plus 15 bps	Comparable Government Bond Rate plus 15 bps	Comparable Government Bond Rate plus 15 bps

Par Call:	Any time on or after January 26, 2029	Any time on or after November 26, 2032	Any time on or after November 26, 2036	Any time on or after November 26, 2044	Any time on or after August 26, 2054

Tax Redemption:	Par call upon the occurrence of specified tax events described under the heading “Description of the Notes—Redemption for Tax Reasons” in the prospectus supplement

Expected Listing:	NYSE

Governing Law:	New York

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Stabilization:	Stabilization/FCA

Common Code:	300521410	300521436	300521479	300521509	300521568

CUSIP:	478160 DB7	478160 DC5	478160 DD3	478160 DE1	478160 DF8

ISIN:	XS3005214104	XS3005214369	XS3005214799	XS3005215093	XS3005215689

Expected Ratings:**	Aaa/Stable (Moody’s) / AAA/Negative Watch (S&P)

Joint Book-Running Managers:

Citigroup Global Markets Limited

Deutsche Bank AG, London Branch

Goldman Sachs & Co. LLC

Merrill Lynch International

J.P. Morgan Securities plc

BNP PARIBAS

HSBC Bank plc

NatWest Markets Plc

RBC Europe Limited

Senior Co-Managers:	ING Bank N.V. Belgian Branch Banco Santander, S.A. UBS AG London Branch UniCredit Bank GmbH

Co-Managers:

Banco Bilbao Vizcaya Argentaria, S.A.

Intesa Sanpaolo IMI Securities Corp.

Standard Chartered Bank

MUFG Securities EMEA plc

Loop Capital Markets LLC

Siebert Williams Shank & Co., LLC

R. Seelaus & Co., LLC

Academy Securities, Inc.

Samuel A. Ramirez & Company, Inc.

Independence Point Securities LLC

Prohibition of Sales to EEA/UK Retail Investors:	Applicable.

MiFID II/UK MiFIR Target Market:	Eligible counterparties and professional clients only (all distribution channels).

*

We expect to deliver the Notes against payment therefor on or about February 26, 2025, which will be the fifth business day following the date of the pricing of the Notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day immediately preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to the business day immediately preceding the settlement date should consult their own advisers.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. This pricing term sheet supplements, and should be read in conjunction with, the issuer’s preliminary prospectus supplement dated February 19, 2025 and the accompanying prospectus dated February 16, 2023 and the documents incorporated by reference therein.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited toll-free at 1-800-831-9146, Deutsche Bank AG, London Branch toll-free at +1 800-503-4611 or Goldman Sachs & Co. LLC toll-free at 1 (866) 471-2526.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive (EU) 2014/65 (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law of the United Kingdom (the “UK”) by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “UK distributor”) should take into consideration the manufacturers’ target market assessment; however, a UK distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law of the UK by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000, as amended (the “FSMA”), and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law of the UK by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

In the UK, this final pricing term sheet is only being distributed to and is only directed at (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or (3) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities of the Issuer may otherwise lawfully be communicated or be caused to be communicated (all such persons together being referred to as “Relevant Persons”). In the UK, any investment or investment activity to which the Preliminary Prospectus Supplement relates is only available to, and the Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons. Any person in the UK who is not a Relevant Person should not act or rely on this final pricing term sheet or any of its contents.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act 2001 of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.